UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2021

Commission file number: 001-40753

ICECURE MEDICAL Ltd.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On October 12, 2021, the Registrant issued a press release titled: “IceCure Medical Announces Updated Regulatory Strategy in China for the IceSense3® System to Treat Cancerous Tumors with Cryoablation.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “IceCure Medical Announces Updated Regulatory Strategy in China for the IceSense3® System to Treat Cancerous Tumors with Cryoablation.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: October 12, 2021	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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